SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	22

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator
for AT&T Savings Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Dallas, Texas
June 26, 2009

AT&T SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2008	2007
ASSETS

Investments, at fair value	$-	$7,094,375
Participant loans	419,963	200,412
Investment in AT&T Savings Group Investment Trust	-	1,458,461
Investment in AT&T Savings Plan Master Trust	15,186,020	-
Investment in Cingular Wireless Savings Plan Master Trust	1,695,241	-
Total Investments (See Notes 3 and 4)	17,301,224	8,753,248

Dividends and interest receivable	-	36
Receivable for investments sold	-	1,169
Other receivables	-	30

Total Assets	17,301,224	8,754,483

LIABILITIES

Overdrafts	-	1,695
Administrative expenses payable	-	16,607
Payable for investments purchased	-	4,904

Total Liabilities	-	23,206

Net assets reflecting investments at fair value	17,301,224	8,731,277

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	77,816	2,523

Net Assets Available for Benefits	$17,397,040	$8,733,800

See Notes to Financial Statements.

AT&T SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2007	$8,733,800

Additions to Net Assets:
Contributions:
Participant contributions	631,682
Employer contributions	240,886
872,568

Investment Income (Loss):
Net depreciation in fair value of investments	(860,571)
Dividends on AT&T common shares	33,426
Interest	26,540
Net loss from investment in AT&T Savings Plan Master Trust	(3,408,573)
Net income from investment in AT&T Savings Group Investment Trust	14,490
(4,194,688)
Total Additions, net of investment loss	(3,322,120)

Deductions from Net Assets:
Administrative expenses	4,195
Distributions	1,708,583

Total Deductions	1,712,778

Net decrease before transfers	(5,034,898)

Transfers from affiliated plans (See Note 1)	13,680,138

Net Assets Available for Benefits, December 31, 2008	$17,379,040

See Notes to Financial Statements.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1.
Plan Description - The AT&T Savings Plan (Plan) was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible management and certain non-management, non-collectively-bargained for employees of participating AT&T Inc. companies to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In 2008, AT&T amended the Plan to merge the participant account balances and assets of the following plans into the Plan:

Plan Name	Effective Date
AT&T Retirement Savings Plan (certain assets only)	March 1, 2008
AT&T Long Term Savings Plan for Management Employees	May 1, 2008
AT&T Retirement Savings and Profit Sharing Plan (certain assets only)	May 1, 2008
AT&T Mergers and Acquisitions Savings Plan	May 1, 2008
Interwise USA LLC 401(k) Savings Plan	September 2, 2008
AT&T GSI Deferred Income Plan	November 1, 2008
Dobson Communications Corp 401(k) Plan (certain assets only)	December 19, 2008
Cingular Wireless 401(k) Retirement Savings Plan	December 31, 2008
Cingular Wireless 401(k) Savings Plan (certain assets only)	December 31, 2008

On March 1, 2008, the single trust holding only the assets of the Plan became a master trust with the transfer in of certain assets from the AT&T Retirement Savings Plan (ARSP). Therefore, the AT&T Savings Plan Master Trust (AT&T Master Trust) was created effective March 1, 2008. In October 2007, AT&T established the
AT&T Savings Group Investment Trust (Group Trust) to manage assets of pooled investment options between the Plan and other AT&T sponsored employee benefit plans. The Plan had a direct investment in the Group Trust through March 1, 2008, at which time the Plan’s investment in the Group Trust transferred to the AT&T Master Trust. The Bank of New York Mellon (BNY Mellon) serves as trustee for both the Group Trust and the AT&T Master Trust.  Due to the mergers of the Cingular Wireless 401(k) Retirement Savings Plan and the Cingular Wireless 401(k) Savings Plan (collectively the Legacy Cingular Savings Plans), the Plan acquired an interest in the Cingular Wireless Savings Master Trust (CWMT) on December 31, 2008.  State Street Bank and Trust Company (State Street) serves as trustee of the CWMT.  The assets of the CWMT were transferred to the AT&T Master Trust in January 2009 (See Note 4)

During 2008, participants could invest their contributions in one or more of eleven funds in 1% increments:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• Large Cap U.S. Stock Index Fund**
• AT&T Stable Value Fund*	• AT&T Shares Fund**
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**	• Fidelity BrokerageLink®**
• Total U.S. Stock Market Index Fund**
*   Fund option became an investment fund option of the Group Trust effective November 1, 2007.
** Fund option became an investment fund option of the AT&T Master Trust effective March 1, 2008.

Participants contribute to the Plan through payroll allotments. The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Some matching contributions were participant directed through December 31, 2008 and others are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan. Effective January 1, 2007, vested Company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options above. Company contributions made to the Plan prior to December 31, 2006 can only be diversified into other fund options at varying percentages based on whether or not the participant is vested in the matching contributions. Generally, all vested amounts in the ESOP will be available for diversification into other funds by January 1, 2009.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)
Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2008, Plan participants elected to receive $25,552 in dividend distributions. This amount is included in distributions on the statement of changes in net assets available for benefits.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.  Benefits are recorded when paid.

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Cash and temporary assets are stated at fair value. The guaranteed investment contracts (GICs) and the Synthetic GICs hold asset backed securities.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value. Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans are reported at cost, which approximates fair value.

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and Synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

All expenses incident to the administration of the Plan will be paid from the Plan, Group Trust or AT&T Master Trust except to the extent such expenses are paid by the Company. To the extent that expenses incident to the administration of the Plan are paid from the Plan, Group Trust, or AT&T Master Trust, the plan administrator (as defined by the Plan) will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). In 2008, AT&T amended the Plan to charge certain fees directly to the account of the participant incurring the expense, instead of being charged to the Plan.

Certain prior year balances have been reclassified to conform to current year presentation.  Specifically, the participant loan account balance is shown as its own line item on the statement of net assets available for benefits at December 31, 2008 and 2007.

3.
Fair Value Measurements – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements (FASB Statement No. 157).  FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.  The provisions of FASB Statement No. 157 are effective for fiscal years beginning after November 15, 2007.  The Plan adopted this standard as of January 1, 2008 and the impact of the adoption was not significant.

The FASB Statement No. 157 framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The only investment held by the Plan (outside of the Group, AT&T Master, and CWMT Trusts) is participant loans, and is classified as a Level 3 investment in the fair value hierarchy at December 31, 2008. There are no realized or unrealized gains or losses on participant loans.  The change from the December 31, 2007 balance of $200,412 consists solely of net issuances and settlements. See Note 4 for fair value hierarchy for the Group Trust’s, AT&T Master Trust’s, and CWMT’s investments.

4.
Investments – During 2008, the Plan held investments in its own trust through March 1, 2008, in the Group Trust (for certain investment fund options as disclosed in Note 1) for the year ended December 31, 2008, and the AT&T Master Trust (for certain investment fund options as disclosed in Note 1) from March 1, 2008 to December 31, 2008,  In addition, due to the mergers of the Legacy Cingular Savings Plans, the Plan owns an interest in the CWMT on December 31, 2008.

Plan Investments

As disclosed in Note 1, the trust funding the plan was a single trust holding only the assets of the Plan until March 1, 2008.  On March 1, 2008 the AT&T Master Trust was created when certain assets of the AT&T Retirement Savings Plan were transferred to the trust.

        Investments representing 5% or more of Plan net assets at December 31, 2007 were:

2007
Employee Stock Ownership Plan [1]
AT&T common shares	$1,934,470

AT&T Shares Fund
AT&T common shares	1,542,915

Large Cap U.S. Stock Index Fund
Barclays Global Investors Intermediate Equity Index Fund F	1,447,931

Small and Mid-Sized U.S. Stock Index Fund
Barclays Global Investors Intermediate Extended Equity Market Fund F	676,692

International Stock Index Fund
Barclays Global Investors Intermediate MSCI ACWI Ex-US Index Superfund F	709,009

1     Nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the period from January 1, 2008 to March 1, 2008:

Common stock	$(563,495)
Common/collective trust funds	(297,076)
Total	$(860,571)

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

AT&T Savings Plan Master Trust Investments

In March 2008, AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored plans. The Plan began participating in the AT&T Master Trust on March 1, 2008. Certain underlying assets of participant fund options available to participants prior to March 1, 2008 that were held in a single trust funding only the Plan became assets of the AT&T Master Trust when certain assets of the ARSP were transferred to the trust.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the AT&T Master Trust.

Investment income and administrative expenses related to the AT&T Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

       The participating entity and ownership percentages of the AT&T Master Trust are listed below:

December 31, 2008

AT&T Savings Plan	99.13%
AT&T Retirement Savings Plan	0.84%
AT&T Puerto Rico Savings Plan (formerly AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees)	0.03%
Total	100.0%

The Plan’s percentage interest in each of the investment fund options within the AT&T Master Trust is disclosed below.

December 31,
2008
Total U.S. Stock Market Index Fund	99.64%
Large Cap U.S. Stock Index Fund	99.16%
Small and Mid-Sized U.S. Stock Index Fund	99.47%
International Stock Index Fund	99.51%
AT&T Shares Fund	98.66%
AT&T Age-Based Asset Allocation Funds
AT&T Age-Based Allocation 2000 Fund	99.91%
AT&T Age-Based Allocation 2005 Fund	99.97%
AT&T Age-Based Allocation 2010 Fund	99.69%
AT&T Age-Based Allocation 2015 Fund	99.73%
AT&T Age-Based Allocation 2020 Fund	99.38%
AT&T Age-Based Allocation 2025 Fund	99.69%
AT&T Age-Based Allocation 2030 Fund	99.36%
AT&T Age-Based Allocation 2035 Fund	98.97%
AT&T Age-Based Allocation 2040 Fund	97.81%
AT&T Age-Based Allocation 2045 Fund	95.92%
AT&T Age-Based Allocation 2050 Fund	99.31%
Fidelity BrokerageLink®	98.78%

The financial position of the AT&T Master Trust at December 31, 2008 was as follows:

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Type of AT&T Master Trust Investment
2008
Interest bearing cash	$11,155
Common stocks	3,395,900
Common/collective trust funds	4,259,005
Investment in Group Trust	7,658,152
AT&T Master Trust investments, at fair value	$15,324,212
Net other assets and liabilities	(4,534)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	74,669
Net assets available for benefits	15,394,347

Net Appreciation (Depreciation) in Fair Value of AT&T Master Trust Investments and Total Investment Income for the period from March 1, 2008 to December 31, 2008

2008
Interest bearing cash	$38
Common stocks	(99,829)
Common/collective trust funds	(2,199,425)
Investment in Group Trust	(1,256,285)
Total net depreciation in fair value of AT&T Master Trust Investments	$(3,555,501)

Investment income:
Interest	$25
Dividends	129,545
Total investment income	$129,570

The following table sets forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value as of December 31, 2008, excluding it’s investment in the Group Trust.

	AT&T Master Trust Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$11,155	$-	$-	$11,155
Common stocks	3,395,900	-	-	3,395,900
Common/collective trust funds	-	4,259,005	-	4,259,005
Total assets at fair value	$3,407,055	$4,259,005	$-	$7,666,060

AT&T Savings Group Investment Trust

In October 2007, AT&T established the Group Trust to manage assets of pooled investment options between the Plan and other AT&T sponsored employee benefit plans. The Plan began participating in the Group Trust on November 1, 2007.   With the creation of the AT&T Master Trust, the Plan’s investment in the Group Trust was transferred to the AT&T Master Trust on March 1, 2008.  Prior to March 1, 2008, the Plan had a direct interest ownership in the Group Trust, whereas after March 1, 2008 the Plan had an indirect interest ownership in the Group Trust through the AT&T Master Trust.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Group Trust.

Investment income and administrative expenses related to the Group Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

December 31, 2008

AT&T Savings Plan Master Trust	83.4%
AT&T Savings Master Trust	7.4%
BellSouth Savings and Security Plan	9.2%
Total	100.0%

December 31, 2007

AT&T Savings Plan	26.9%
AT&T Savings Master Trust	73.1%
Total	100.0%

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

 The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below.

December 31, 2008	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$43	$7,426	$-	$7,469
Common/collective trust funds	-	492,060	143,162	-	635,222
Corporate and other bonds and notes	-	-	171	-	171
Equities	-	1,174,101	250,366	-	1,424,467
Equities – loaned	-	(73,570)	(13,993)		(87,563)
Publicly traded partnerships	-	1,242	-	-	1,242
Registered investment companies	752,426	23,407	4,793	5,062	785,688
Registered investment companies – loaned	(37,925)				(37,925)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	23,996	23,996
Synthetic investment contracts
Common/collective trust funds	-	-	-	26,927	26,927
Corporate and other bonds and notes	-	-	-	2,739,026	2,739,026
Corporate and other bonds and notes – loaned				(8,955)	(8,955)
Government securities	-	-	-	3,765,673	3,765,673
Government securities – loaned				(796,733)	(796,733)
Investments short sold (proceeds of $97,067)	-	-	-	(97,762)	(97,762)
Wrap contracts	-	-	-	17,863	17,863
Common/collective trust funds	-	-	-	3,120	3,120
Unsettled trades and other	-	-	-	(158,963)	(158,963)
Market value of securities on loan	37,925	73,570	13,993	805,688	931,176
AT&T Savings Group Investment Trust investments at fair value	752,426	1,690,853	405,918	6,324,942	9,174,139
Unsettled trades and other	3,469	(636)	2,292	(5,499)	(374)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	96,719	96,719
AT&T Savings Group Investment Trust investments	$755,895	1,690,217	408,210	6,416,162	9,270,484
AT&T Savings Plan Master Trust’s percentage ownership interest of investments	98.2%	96.9%	97.9%	77.2%	83.4%

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Group Trust is discussed below.

December 31, 2007	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$12,771	$4,289	$-	$17,060
Common/collective trust funds	-	353,432	60,426	-	413,858
Corporate and other bonds and notes	-	445	-	-	445
Equities	-	504,399	162,289	-	666,688
Equities – loaned	-	(33,064)	(9,098)		(42,162)
Publicly traded partnerships	-	2,622	-	-	2,622
Registered investment companies	378,875	76,596	1,358	-	456,829
Registered investment companies – loaned	(157,449)				(157,449)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	64,698	64,698
Synthetic investment contracts
Common/collective trust funds	-	-	-	48,414	48,414
Corporate and other bonds and notes	-	-	-	2,341,762	2,341,762
Corporate and other bonds and notes – loaned				(16,828)	(16,828)
Government securities	-	-	-	1,559,752	1,559,752
Government securities – loaned				(455,383)	(455,383)
Investments short sold (proceeds of $81,273)	-	-	-	(81,541)	(81,541)
Wrap contracts	-	-	-	267	267
Common/collective trust funds	-	-	-	31,637	31,637
Unsettled trades and other	-	-	-	(98,909)	(98,909)
Market value of securities on loan	157,449	33,064	9,098	472,211	671,822
AT&T Savings Group Investment Trust investments at fair value	378,875	950,265	228,362	3,866,080	5,423,582
Unsettled trades and other	1,760	3,905	152	(17,518)	(11,701)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	8,346	8,346
AT&T Savings Group Investment Trust investments	$380,635	$954,170	$228,514	$3,856,908	$5,420,227
Plan’s percentage ownership interest of investments	69.6%	1.1%	6.6%	30.2%	26.9%

Certain prior year balances have been reclassified to conform to current year presentation.  Specifically, the unsettled trades and other account balance are shown below the investments at fair value as these items relate primarily to due to/due from broker receivables and payables.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Savings Group Investment Trust Investments and
Total Investment Income for the year ended December 31, 2008

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$73	$-	$73
Common/collective trust funds	-	(262,119)	(69,429)	-	(331,548)
Corporate and other bonds and notes	-	-	(7)	-	(7)
Equities	-	(785,039)	(292,308)	-	(1,077,347)
Publicly traded partnerships	-	(1,991)	-	-	(1,991)
Registered investment companies	(59,157)	2,002	-	-	(57,155)
Total net appreciation (depreciation) in fair value of Group Trust Investments	$(59,157)	$(1,047,147)	$(361,671)	$-	$(1,467,975)

Investment income:
Interest	$-	$1,085	$1,784	$271,823	$274,692
Dividends	51,532	23,597	13,572	35	88,736
Securities lending	-	1,632	487	-	2,119
Total investment income of Group Trust Investments	$51,532	$26,314	$15,843	$271,858	$365,547

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2008.
	Group Trust Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$7,426	$43	$-	$7,469
Common/collective trust funds	-	665,269	-	665,269
Corporate and other bonds and notes	171	-	-	171
Equities	1,334,229	2,675	-	1,336,904
Publicly traded partnerships	1,242	-	-	1,242
Registered investment companies	742,701	5,062	-	747,763
Investment contracts:
Guaranteed investment contracts	-	23,996	-	23,996
Synthetic investment contracts:
Common/collective trust fund	-	30,047	-	30,047
Corporate and other bonds and notes	208,230	2,521,841	-	2,730,071
Government securities	-	2,968,940	-	2,968,940
Wrap contracts	-	17,863	-	17,863
Other	-	(256,725)	-	(256,725)
Market value of securities on loan	125,488	805,688	-	931,176
Total assets and liabilities at fair value	$2,419,487	$6,754,652	$-	$9,174,139

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Cingular Wireless Savings Master Trust Investments

As discussed in Note 1, the Plan acquired an interest in the CWMT on December 31, 2008. Due to the mergers of the Legacy Cingular Savings Plans, the assets held by the CWMT (pending transfer to the AT&T Master Trust) are owned by the Plan and the ARSP.  The assets of the CWMT were transferred to the AT&T Master Trust in January 2009.

The Legacy Cingular Savings Plans maintained various investment fund options in which the participants could invest their accounts. All underlying investments of the investment fund options were held by the CWMT.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the CWMT was based on account balances of the participants and their elected investment fund options. The CWMT assets are allocated to the Plan and ARSP based on account balances of participants who have become eligible for either the Plan or the ARSP effective December 31, 2008.    At December 31, 2008, the Plan’s interest in the net assets of the CWMT was approximately 88%, with a fair value of $1,695,241.

Because the Legacy Cingular Savings Plans merged into the Plan and ARSP on December 31, 2008, there was no income or expenses recorded on the Plan’s statement of changes in net assets available for benefits for the year ended December 31, 2008.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The CWMT investments presented as of December 31, 2008 are those held by State Street, as trustee.

Type of CWMT Investment	2008
Investments at fair value:
Interest bearing cash	5,980
Common/collective trust funds	1,286,149
Common stock	73,518
Cingular Stable Value Fund
Interest bearing cash	47,878
Guaranteed investment contracts	36,013
Synthetic investment contracts:
Asset-backed securities	108,286
Common/collective trust funds	149,379
Corporate bond	9,353
Government securities	76,856
Wrapper contracts	242
Total investments at fair value	1,793,654
Receivables and payables	124,384
Net assets held in Cingular Wireless Savings Master Trust, at fair value	1,918,038
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	4,266
Net assets held in Cingular Wireless Savings Master Trust	$1,922,304

The following table sets forth by level, within the fair value hierarchy, the CWMT’s assets at fair value as of December 31, 2008.

	CWMT Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$73,518	$-	$-	$73,518
Common/collective trust funds	-	1,286,149	-	1,286,149
Investment contracts:
Guaranteed investment contracts		36,013		36,013
Synthetic investment contracts:
Common/collective trust funds		149,379		149,379
Corporate and other bonds and notes		117,639		117,639
Government securities		76,856		76,856
Wrapper contracts		242		242
Interest bearing cash		47,878		47,878
Interest bearing cash	-	5,980	-	5,980

Total Assets at Fair Value	$73,518	$1,720,136	$-	$1,793,654

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Financial Instruments With Off-Balance Sheet Risk
In the normal course of operations, Group Trust assets held in the AT&T Stable Value Fund (Stable Value Fund) and the CWMT assets held in the Cingular Stable Value Fund (CSVF) are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s and CWMT’s financial position resulting from its involvement in these instruments.

Futures Contracts
On behalf of the Plan in 2007 and the AT&T Master Trust in 2008, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan and the AT&T Master Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

At December 31, 2008, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	(39)	6/2010	$(9,580)
US Treasury Bond Future	(126)	3/2009	(17,394)
US 10-Year Treasury Notes Future	(225)	3/2009	(28,294)
US 5-Year Treasury Notes Future	835	3/2009	99,411
US 2-Year Treasury Notes Future	89	3/2009	19,408
UK Long GILT Future	127	3/2009	22,545
US Treasury Bond Future	(336)	3/2009	(46,384)
US 10-Year Treasury Notes Future	362	3/2009	45,522
US 5-Year Treasury Notes Future	229	3/2009	27,264
US 2-Year Treasury Notes Future	19	3/2009	4,143

At December 31, 2007, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	117	9/2008	$28,229
90 Day EuroDollar Future	(117)	9/2009	(28,182)
US Treasury Bond Future	(101)	3/2008	(11,754)
US 10-Year Treasury Notes Future	(375)	3/2008	(42,521)
US 5-Year Treasury Notes Future	542	3/2008	59,772
US 2-Year Treasury Notes Future	(83)	3/2008	(17,451)
US Treasury Bond Future	(267)	3/2008	(31,072)
US 10-Year Treasury Notes Future	366	3/2008	41,501
US 5-Year Treasury Notes Future	880	3/2008	97,048
US 2-Year Treasury Notes Future	283	3/2008	59,501

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund and the CSVF consist of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset.

The Stable Value Fund invests in GICs and Synthetic GICs.  Synthetic GICs are also referred to as wrapper contracts. At December 31, 2008 and 2007, the assets supporting the Synthetic GICs were owned by the Group Trust.  These assets generally consist of high quality fixed income securities. At December 31, 2008 the underlying net assets allocated to the AT&T Master Trust had a fair value of $4,878,713 and a contract value of $4,953,382. At December 31, 2007 the Plan’s underlying assets had a fair value of $1,163,332 and a contract value of $1,165,855. For the years ended December 31, 2008  for the AT&T Master Trust and December 31, 2007 for the Plan, the average yield earned on these contracts was 5.06% and 5.07%, and, the average yield earned by the AT&T Master Trust and the Plan adjusted to reflect actual interest rate credited to participants, was 4.57% and 5.25%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2008 or 2007.

The CSVF invests in GICs and Synthetic GICs.  Synthetic GICs are also referred to as wrapper contracts. At December 31, 2008 and 2007, the assets supporting the Synthetic GICs were owned by the CWMT.  These assets generally consist of high quality fixed income securities. At December 31, 2008 the underlying net assets allocated to the Plan had a fair value of $369,868 and a contract value of $373,665.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts for the Group Trust was $17,863 at December 31, 2008 and $267 at December 31, 2007.  The fair value of the wrapper contracts for the CWMT was $242 at December 31, 2008

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Group Trust and CWMT the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund and CSVF are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s statement of net assets available for benefits as the “Adjustment from fair value to contract value for fully-benefit responsive investment contracts,” and the amount allocated to the AT&T Master Trust totaled $74,669 at December 31, 2008, of which $74,019 was allocated to the Plan, and was $2,523 at December 31, 2007 for the Plan. For the CWMT, the “Adjustment from fair value to contract value for fully-benefit responsive investment contracts,” amount totaled $4,266 at December 31, 2008, of which $3,797 was allocated to the Plan. When this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Group Trust is authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. The fair value of securities on loan was $931,176 and $671,822 and value of collateral held was $954,949 and $684,204 at December 31, 2008 and 2007. The collateral is invested in a common collective trust (classified as Level 2).

In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Investment Risk
Investments held by the Plan, Group Trust, AT&T Master Trust and the CWMT are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Plan participants’ accounts that are invested in the Company stock fund options are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust and the CWMT invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

5.
Related Party Transactions – Plan assets are invested in AT&T stock either directly or through the Group Trust or Master Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan, Group Trust and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. In addition, certain investments are managed by State Street and Fidelity as trustee and record keeper as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

6.
Nonparticipant-Directed Investments – The Plan provided for an ESOP.  The ESOP was part of the Plan, until it was merged into the AT&T Master Trust in March 2008 (See Note 1).  The ESOP is now held as a separate account under the AT&T Master Trust, with the Plan holding approximately 99.5% ownership, and the ARSP and the AT&T Puerto Rico Savings Plan each holding less than 1% ownership.  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2008	2007
Assets
AT&T common shares	$1,437,611	$1,934,470
Temporary cash investments	329	4,422
Dividends and interest receivable	3	6
Receivable for investments sold	342	1,169
Other receivables	1	2
Total Assets	1,438,286	1,940,069

Liabilities
Overdrafts	-	513
Administrative expenses payable	56	578
Payable for investments purchased	-	4,904
Total Liabilities	56	5,995

Net Assets Available for Benefits	$1,438,230	$1,934,074

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

2008

Net Assets Available for Benefits, December 31, 2007	$1,934,074

Employer contributions [1]	347,276
Interest and dividend income	28
Net depreciation in fair value of investments	(627,988)
Administrative expenses	287
Distributions	(135,721)
Transfers to other fund(s)	(79,726)
(495,844)

Net Assets Available for Benefits, December 31, 2008	$1,438,230

1Employer contributions include forfeitures allocated from the AT&T Shares Fund.

7.
Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. In addition, the Plan was filed with the Internal Revenue Service for a new favorable determination letter on February 2, 2009 pursuant to, and as a part of, the IRS determination letter filing program (Cycle C).

8.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007

Net Assets Available for Benefits per the financial statements	$17,379,040	$8,733,800

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(77,816)	(2,523)

Distribution payable to participants	-	(222)

Net Assets Available for Benefits per the Form 5500	$17,301,224	$8,731,055

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Distributions to participants per the financial statements	$1,708,583

Distributions payable to participants at December 31, 2008	-

Distributions payable to participants at December 31, 2007	(222)

Distributions to participants per the Form 5500	$1,708,361

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2008:

Total additions per the financial statements	$(3,322,120)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(77,816)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	2,523

Total income per the Form 5500	$(3,397,413)

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T SAVINGS PLAN
EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Loan Fund
*	Loans to Plan Participants	3.25% - 6.5%	**	419,963

	TOTAL			$419,963

*          Party-in-Interest.
**	Participant-directed investment, cost not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 26, 2009

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm